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SECU 09058653 MISSION

SEC Mail Processing Section

MAR 02 2009

Washington, DC
110

SEC FILE NUMBER
8-14900

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Muriel Siebert & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

885 Third Avenue Suite 1720
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Ramos **(212) 644-2400**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP

(Name - *if individual, state last, first, middle name)*

750 Third Avenue	**New York**	**New York**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Muriel F. Siebert and Joseph Ramos**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm **Muriel Siebert & Co., Inc.**, as of **December 31, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

We further affirm that these financial statements are being made available to all members or allied members of the New York Stock Exchange, Inc. employed by the Company.

Subscribed and sworn before me
This 26 day of Feb 2009
by [signature]
Notary Public

ANTHONY M. MONACO
Notary Public, State of New York
No. 01MO6171824
Qualified in Suffolk County
Commission Expires 07/30/2011

[signature]
Signature
Chairwoman and CEO
Title

[signature]
Signature
Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

MURIEL SIEBERT & CO., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Muriel Siebert & Co., Inc.

We have audited the accompanying statement of financial condition of Muriel Siebert & Co., Inc. (a wholly owned subsidiary of Siebert Financial Corp.) as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Muriel Siebert & Co., Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 26, 2009

MURIEL SIEBERT & CO., INC.

Statement of Financial Condition
December 31, 2008

ASSETS	
Cash and cash equivalents	$ 29,579,000
Cash equivalents - restricted	1,300,000
Receivable from clearing broker	1,682,000
Receivable from parent and affiliates	2,848,000
Securities owned, at fair value	758,000
Furniture, equipment and leasehold improvements, net	1,481,000
Investment in affiliate	5,932,000
Prepaid expenses and other assets	992,000
Intangibles, net	25,000
Deferred taxes, net	857,000
	$ 45,454,000
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accounts payable and accrued liabilities	$ 5,031,000
Commitments and contingent liabilities	
Stockholder's equity:	
Common stock, $1 par value; 1,000 shares authorized; 743 shares issued	1,000
Additional paid-in capital	10,721,000
Retained earnings	29,726,000
Less 94 shares of treasury stock, at cost	(25,000)
	40,423,000
	$ 45,454,000

MURIEL SIEBERT & CO., INC.

Notes to Statement of Financial Condition
December 31, 2008

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Organization:

Muriel Siebert & Co., Inc. (the "Company"), a wholly owned subsidiary of Siebert Financial Corp. ("Siebert" or "Parent"), engages in the business of providing discount brokerage services for customers, investment banking, and trading securities for its own account.

[2] Security transactions:

Security transactions are recorded on a trade-date basis. The Company clears all its security transactions through unaffiliated clearing firms on a fully-disclosed basis. Accordingly, the Company does not hold funds or securities for or owe funds or securities to its customers.

The Company adopted SFAS No. 157, "Fair Value Measurements," effective January 1, 2008. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. As defined in SFAS No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. In determining fair value, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable firm inputs. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - valued based on quoted prices at the measurement date for identical assets or liabilities trading in active markets.

Level 2 - quoted prices in active markets for similar assets and liabilities and inputs that are observable for the asset or liability.

Level 3 - valuations derived from valuation techniques in which one or more significant inputs is not readily observable.

The classification of securities held as of December 31, 2008 is as follows:

Securities owned, at fair value	Level 1	Level 2	Level 3	Total
New York State Dormitory Revenue Bonds		$ 504,000		$ 504,000
Common stock	$ 254,000			$ 254,000
	$ 254,000	$ 504,000		$ 758,000

Common stocks held long classified within Level 1 of the fair value hierarchy are valued on the last business day of the year at the last available reported sales price on the primary securities exchange.

Municipal bonds held long classified within Level 2 of the fair value hierarchy are valued based on prices obtained from pricing sources, which derive values from observable inputs.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[3] Income taxes:

The Company is included in the consolidated federal income tax return filed by Siebert. Federal income taxes are calculated as if the Company filed on a separate-return basis.

The Company accounts for income taxes utilizing the asset and liability approach requiring the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the basis of assets and liabilities for financial reporting purposes and tax purposes.

[4] Furniture, equipment and leasehold improvements:

Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the lives of the assets, generally five years. Leasehold improvements are amortized over the period of the lease.

[5] Cash equivalents:

For purposes of reporting cash flows, cash equivalents consist of highly liquid investments purchased with an original maturity of three months or less, including money market funds and commercial paper.

[6] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

[7] Cash equivalents - restricted:

Cash equivalents - restricted represents $1,300,000 of cash invested in a money market account which serves as collateral for a secured demand note payable in the amount of $1,200,000 to Siebert, Brandford, Shank & Co., L.L.C. ("SBS"). Such payable and a related $1,200,000 receivable due from SBS are included in investment in affiliate in the accompanying statement of financial condition.

[8] Investment in affiliate:

The Company's 49% investment in SBS is accounted for on the equity method. Income from SBS, which serves as an underwriter for municipal bond offerings, is considered to be integral to the Company's operations. Summarized financial data of SBS for 2008 is as follows: Total assets of $21,508,000, including a $1,200,000 receivable from the Company referred to in A[7] above, total liabilities of $9,453,000, including advances of $155,000 and subordinated liabilities of $1,200,000 payable to the Company and total members' capital of $12,055,000.

NOTE B - INTANGIBLES, NET

The cost to acquire certain retail discount brokerage accounts which amounted to $2,938,000 is being amortized over five years. At December 31, 2008, accumulated amortization amounted to $2,913,000 and the amortization for 2008 amounted to $96,000. Estimated future amortization will amount to $25,000 in 2009.

NOTE C - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment and leasehold improvements consist of the following:

Equipment	$ 2,039,000
Leasehold improvements	123,000
Furniture and fixtures	39,000
	2,201,000
Less accumulated depreciation and amortization	(720,000)
	$ 1,481,000

NOTE D - INCOME TAXES

Temporary differences which give rise to net deferred tax assets at December 31, 2008 consist of:

Deferred tax assets:	
Intangibles	$ 673,000
Stock compensation	237,000
	910,000
Deferred tax liability:	
Fixed assets	(53,000)
	$ 857,000

There are no unrecognized tax benefits reflected in the 2008 statement of financial condition. Tax years for 2005 and thereafter are subject to tax examinations by federal and state authorities.

NOTE E - NET CAPITAL

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. The net capital rule of the New York Stock Exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. At December 31, 2008, the Company had net capital of approximately $25,574,000, which was approximately $25,324,000 in excess of required net capital. The Company claims exemption from the reserve requirement under Section 15c3-3(k)(2)(ii).

NOTE F - OPTIONS

The Company is a participant in Siebert's 2007 long-term incentive plan (the "Plan") that provides for the granting of options in Siebert's common stock to certain directors, employees and consultants at its discretion. The Plan provides for the granting of options to purchase up to an aggregate of 2,000,000 shares, subject to adjustment in certain circumstances. Both non-qualified options and options intended to qualify as "Incentive Stock Options" under Section 422 of the Internal Revenue Code, may be granted under the Plan. A Stock Option Committee of the Board of Directors administers the Plan. The committee has the authority to determine when options are granted, the term during which an option may be exercised (provided no option has a term exceeding 10 years), the exercise price and the exercise period. The exercise price shall not be less than the fair market value on the date of grant. No option may be granted under the Plan after December 2017. Generally, employee options vest 20% per year for five years and expire ten years from the date of grant. At December 31, 2008, options for 1,700,000 shares of common stock are available for grant under the Plan.

A summary of the Company's outstanding stock options at December 31, 2008 and related information is presented below:

		2008	
		Shares	Weighted Average Exercise Price
Outstanding	(a)	1,767,200	$ 4.07
Fully vested and expected to vest	(b)	1,742,200	$ 4.08
Exercisable	(b)	1,742,200	$ 4.08

(a) Weighted average remaining contractual terms of 4 years and aggregate intrinsic value of $0.

(b) Weighted average remaining contractual terms of 4 years and aggregate intrinsic value of $0.

NOTE G - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of its business, the Company trades various financial instruments and enters into various financial transactions where the risk of potential loss due to market risk, credit risk, liquidity risk and other risks can equal or exceed the related amounts recorded. The success of any investment activity is influenced by general economic conditions that may affect the level and volatility of equity prices, credit spreads, interest rates and the extent and timing of investor participation in the markets for both equity and interest rate sensitive investments. Unexpected volatility or illiquidity in the markets in which the Company directly or indirectly holds positions could impair its ability to carry out its business and could cause losses to be incurred.

NOTE G - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK (CONTINUED)

Retail customer transactions are cleared through a clearing broker on a fully disclosed basis. In the event that customers are unable to fulfill their contractual obligations, the clearing broker may charge the Company for any loss incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customers' obligations. The Company regularly monitors the activity in its customer accounts for compliance with its margin requirements. Securities transactions entered into as of December 31, 2008, settled subsequent thereto with no material adverse effect on the Company's statement of financial condition.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. In addition to its investments, the Company is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

NOTE H - COMMITMENTS AND CONTINGENT LIABILITIES

The Company terminated the fully disclosed clearing agreement (the "Clearing Agreement") with Pershing LLC (formerly the Pershing division of Donaldson, Lufkin & Jenrette Securities Corporation) ("Pershing") in 2003. Based on consultation with counsel, the Company believes that the $1,500,000 that it advanced to Pershing in January 2003 should have been returned and that Pershing may be liable for damages. Pershing expressed its belief that it was entitled to retain the advance and receive a minimum of $3 million for its unreimbursed costs, a termination fee of $500,000 and $5 million for lost revenues. The Company received a release for the $3 million related to disputed claims for unreimbursed fees and costs. In 2004, the Company decided not to commence proceedings against Pershing and charged off the $1,500,000 advance to Pershing. The Company believes the Pershing claims are without merit and that the ultimate outcome of this matter will not have a material adverse effect on the Company's results of operations or financial position.

The Company rents office space under long-term operating leases expiring in various periods through 2012. These leases call for base rent plus escalations for taxes and operating expenses.

Future minimum base rental payments under these operating leases are as follows:

Year	Amount
2009	$ 902,000
2010	709,000
2011	172,000
2012	68,000
	$ 1,851,000

The Company is party to certain claims, suits and complaints arising in the ordinary course of business. In the opinion of management, all such claims, suits and complaints are without merit, or involve amounts which would not have a significant effect on the financial position of the Company.